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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             PLAINTREE SYSTEMS INC.
                                (Name of Issuer)

                                  COMMON SHARES
                                WITHOUT PAR VALUE
                         (Title of Class of Securities)

                             -----------------------

                                    72663E106
                                 (Cusip Number)

                                    BCE INC.
                       (Name of Persons Filing Statement)

                                  Marc J. Ryan
                               Corporate Secretary
                                    BCE Inc.
                           1000 rue de la Gauchetiere
                          Ouest, bureau 3700, Montreal
                            (Quebec), H3B4Y7, Canada
                             Tel No.: (514) 870-8777
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 3, 1999
             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1(b)(3) or (4), check the following:     [ ]

     Check the following box if a fee is being paid with this statement:    [ ]


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                                  SCHEDULE 13D

CUSIP No. 72663E106

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BCE Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  o
            Not applicable                                             (b)  o

    3       SEC USE ONLY


    4       SOURCE OF FUNDS*

            WC

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           o

            Not applicable

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

        NUMBER OF SHARES         7    SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH            1,539,702


                                 8    SHARED VOTING POWER

                                      9,000,000

                                 9    SOLE DISPOSITIVE POWER

                                      1,539,702

                                 10   SHARED DISPOSITIVE POWER

                                      9,000,000

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,539,702 Common Shares

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         o

            Not applicable

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.4 percent

    14      TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

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     BCE Inc. ("BCE") hereby amends and supplements its Report on Schedule 13D, originally filed on June 16, 1998 (the "Schedule 13D"), with respect to the purchase by Nortel Networks Corporation ("Nortel") of common shares without par value (the "Common Shares") of Plaintree Systems Inc.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1.  Security and Company.

     The response set forth in Item 1 of the Schedule 13D is hereby amended and supplemented by the following information:

     On November 3, 1999, Plaintree and Nortel entered into a memorandum of agreement (the "Agreement") pursuant to which Nortel committed to convert its Series II Shares into 9,000,000 Common Shares in connection with the acquisition by Targa Group Inc. ("Targa") of 49% of the Common Shares. The conversion is subject to, among other things, the approval of the shareholders of Plaintree of the acquisition by Targa of 49% of the Common Shares at a special meeting of shareholders to be held in December 1999. If the conversion occurs, Nortel will beneficially own approximately 14% of the outstanding Common Shares. Since BCE presently beneficially owns approximately 39.6% of the outstanding shares of Nortel common stock, BCE may be deemed to beneficially own the Common Shares beneficially owned by Nortel. For more information on the Agreement and the relationship between BCE and Nortel, see Amendment No. 1 to the Schedule 13D filed by Nortel on November 12, 1999 with respect to the transactions contemplated by the Agreement.



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                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 1999

                                      BCE INC.



                                      By: /s/ Marc J. Ryan
                                        ------------------------------------
                                         Name: Marc J. Ryan
                                         Title: Corporate Secretary



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